UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 3, 2015

Commission File number 001-35788

ARCELORMITTAL

(Translation of Registrant’s name into English)

24-26, boulevard d’Avranches,

L-1160 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    x    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  x

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-202409) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

Exhibits 99.1 and 99.2 are hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2015.

Exhibit 99.2

Condensed consolidated financial statements of ArcelorMittal for the six months ended June 30, 2015, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2015

By: /s/ Henk Scheffer

Name: Henk Scheffer

Title: Company Secretary

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2015.

Exhibit 99.2

Condensed consolidated financial statements of ArcelorMittal for the six months ended June 30, 2015, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.